NOTE: PORTIONS OF THIS LETTER ARE THE SUBJECT OF A

CONFIDENTIAL TREATMENT REQUEST BY THE REGISTRANT TO THE

SECURITIES AND EXCHANGE COMMISSION. SUCH PORTIONS HAVE BEEN

REDACTED AND ARE MARKED WITH A “[****]” IN PLACE OF THE REDACTED

LANGUAGE.

CONFIDENTIAL

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May 7, 2012

VIA EDGAR TRANSMISSION AND BY HAND

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Daniel L. Gordon

RE:	Penson Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for the Period Ended September 30, 2011
Filed November 9, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 9, 2011
File No. 001-32878

Dear Mr. Gordon:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated April 13, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Report on Form 10-Q for the period ended September 30, 2011, and Quarterly Report on Form 10-Q for the period ended March 31, 2011, File No. 001-32878. Portions of the comments provided by the staff of the Securities and Exchange Commission (“the Staff”) have been reproduced below for convenience. We note that disclosure in response to any comment below should be deemed responsive to any other Staff comment.

Daniel L. Gordon May 7, 2012 Page 2	CONFIDENTIAL

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Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

1.	We note the Company’s response to comment 2 from our letter dated February 10, 2011 and the related discussion by teleconference on April 4, 2012. We have reviewed the Company’s basis for concluding that the undercollateralized, nonaccrual loans were not impaired at December 31, 2010, under the guidance in ASC 310-10. The Company’s position was based, in part, on its probability assessment of the future enactment of enhanced gaming legislation in Texas. Based upon our review, we object to the Company’s conclusion that a probability assessment of the future enactment of this legislation may be considered a current event in the Company’s facts and circumstances when determining whether the loans were impaired under ASC 310-10-35-16.

In light of this conclusion, please provide us with an analysis of the amount of impairment that should be recorded based on the guidance in paragraphs 35-20 through 35-32 of ASC 310-10 and the period(s) in which an impairment charge should be recognized.

2.	In your measurement of impairment for Retama related collateral, including the Call Now Inc. common stock, please note that we would expect the application of paragraphs 35-26 and 35-27 of ASC 310-10 results in the potential future enactment of legislation being given significantly less weight than other factors, as the potential future enactment of legislation cannot be verified objectively in these facts and circumstances.

[****] we have prepared an analysis to measure the amount of impairment, if any, related to the periods in question. For purposes of valuing the underlying collateral of the bonds, we understand the Staff agrees that the potential future enactment of legislation would be a factor reflected in the expected future cash flows that are contemplated in ASC 310-10-35-26 and 35-27. We confirmed our understanding with the Staff by teleconference with John Donohue and other Staff members on April 20, 2012. We note those paragraphs require a consideration of “all available evidence” and that the evidence should be weighted “commensurate with the extent to which [it] can be verified objectively.”

As explained below, our cash flow analysis is based on third-party market data, relevant industry statistics and a Retama Park business plan. These materials are included in the supplemental materials which accompany this letter. In addition, our analysis took into account an observable market transaction. We used these observable inputs because they had clear implications for the weighting assigned to the various pieces of evidence that we considered under ASC 310-10-35. In this context, we draw the Staff’s attention to the [****] transaction analysis on page 4. Analysis of this transaction provided third-party, market validation of the implied probability of enhanced gaming legislation passing in Texas.

Conclusion: In accordance with your request in the aforementioned letter, we prepared the accompanying impairment analysis in accordance with paragraphs 35-20 through 35-32 of ASC 310-10. Based on this analysis, we have determined no material impairment of the margin loans existed at any of the reporting dates outlined in the analysis.

The periods covered in this analysis include the four quarters of the 2010 10K filing and the first quarter of 2011 (referenced in your April 13, 2012, letter (Form 10-Q for the Period Ended March 31, 2011)).

Daniel L. Gordon May 7, 2012 Page 3	CONFIDENTIAL

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OVERVIEW OF ANALYSIS

It is management’s view that the net carrying amount of the respective margin accounts was appropriate based on the estimated cash flows available to service the Retama B Bonds.

Overview of Discounted Cash Flow analysis

1.	Evaluation of third-party market transaction.

[****]

2.	Retama B Bond cash flow analysis:

[****]

ANALYSIS

Section 1: Third Party Market Transaction

Recent operating results of Retama Park Racetrack (“Retama Park”), as well as the other horse tracks in Texas, [****]. Despite the recent losses incurred by Texas race tracks, there were two purchase transactions near our measurement dates that established a market position regarding the probability of enhanced gaming being passed in Texas (see Exhibit 2 of the Supplemental Information for complete report).

There was a contemporaneous market study performed that provided estimates of projected gaming revenues at [****] and twelve other Texas race tracks, including Retama Park. (See Appendix 1 for highlights of this market study, and the supplemental materials for the full report)

The [****] transaction included publicly disclosed information. This information included sufficient purchase price information for us to calculate the implied probability of legislation passing (IPLP). The second market transaction, [****], did not publicly disclose information. Therefore, we did not utilize this transaction for modeling.

Using the [****] purchase price as the known outcome, we calculated the two fundamental inputs of the valuation model:

1.	The projected cash flows under the two scenarios discussed above.

2.	The implied probability of passage of enhanced gaming in Texas.

[****]

Daniel L. Gordon May 7, 2012 Page 4	CONFIDENTIAL

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In the cash flow model of the : [****] transaction we utilized two key metrics:

Number of Gaming Machines: [****]

Winning per Machine, per day: [****]

These metrics are based on the [****]

[****] Analysis

This market transaction forms a foundation for our modeling. We determined from this market transaction that the purchaser had made significant assumptions in regard to enhanced gaming legislation passing in Texas. Similar to Retama Park, this transaction related to an existing horse racing track, which was operating at a loss, in a major metropolitan area in Texas. The majority of the underlying land in the transaction was leased. In contrast, at Retama Park the land is owned, providing an additional asset at Retama Park. Based on our analysis of this market transaction, we concluded the transaction price implied a probability of legislation passing in the range of [****] (See Exhibit 3 of the Supplemental Information).

[****]

The implied probability of legislation passing (“IPLP”) is the key input derived from the [****] transaction that management utilized in its analysis of cash flows available to service the Retama B Bonds. To calculate IPLP [****].

([****].)

Daniel L. Gordon May 7, 2012 Page 5	CONFIDENTIAL

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Section 2: Retama Park Cash Flow Analysis

Overview of valuation model:

[****]

Major assumptions in Financial Model:

[****].

Retama Park Cash Flow Model

[****]

THIRD PARTY DATA

Management considered multiple third party data points with respect to the cash flow projections discussed above in its evaluation of the margin loans under ASC 310-10-35.

This third party data establishes two key data points: 1) market participants were making investments based on the expectation that enhanced gaming would be passed in the Texas legislature, and 2) provided benchmark information on enhanced gaming indicating that in the event of the passage of enhanced gaming the expected financial performance of Retama Park would be sufficient to support repayment of the Retama B bonds.

The following is a list of key sources of information:

[****]

CALL NOW STOCK VALUATION

[****]

COLLECTABILITY ANALYSIS OF MARGIN LOANS

[****]

Conclusion: In accordance with your request in the Comment Letter, we prepared the accompanying impairment analysis in accordance with paragraphs 35-20 through 35-32 of ASC 310-10. Based on this analysis, we have determined that no material impairment of the margin loans existed at any of the reporting dates outlined in the analysis. Accordingly, we believe that the impairment recognized in the second quarter of 2011 was appropriate.

Daniel L. Gordon May 7, 2012 Page 6	CONFIDENTIAL

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We continue to express our thanks for the Staff’s time and energy spent on this important issue. However, in light of the Company’s impairment analysis, we request that the Staff reconsider its objections to the company’s conclusions.

We look forward to our call : [****] to discuss our analysis. Please don’t hesitate to call me with questions at [****].

With kindest regards,

/s/ Michael D. Chochon

Michael D. Chochon

Attachments

Daniel L. Gordon May 7, 2012 Page 7	CONFIDENTIAL

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APPENDIX 1:

(Highlights) Texas Statewide Gaming Market Assessment.

(The full market assessment is included in Exhibit 2 of the Supplemental Information)

REGIONAL OVERVIEW

A market’s economic health and growth potential are indicative of its ability to support a gaming development. As the subject developments are expected to accommodate both local residents and overnight tourists, the analysis focuses on the variables that support the gaming and hospitality industry, including demographics, economic data, and tourism statistics. The demographic data includes total population, gamer population and average annual household income, while the economic analysis focuses on employment. The information presented in this section of the report provides the building blocks for the assessment and supports the estimates and assumptions contained therein.

[****]

Daniel L. Gordon May 7, 2012 Page 8	CONFIDENTIAL

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Retama Park, Selma

Retama Park is a Class I horse racetrack located about 15 miles northeast of downtown San Antonio. Retama Park is easily accessible from Interstate 35 or the “Corridor”, which connects San Antonio with Austin, continuing on to Dallas to the north. Retama Park is also in close proximity to Loop 1604, the highway that encircles the San Antonio metro area.

Retama Park has a total capacity of approximately 20,000 people with seating for about 8,000 patrons. The facility comprises numerous components including the grandstand, Race Book and Sports Bar, Terrace Dining Room, Turf and Field Club and Players Club. The Turf and Field Club is for members only and present formal dining in a unique setting overlooking the racetrack. The Players Clubs is reserved for Turf and Field Club members. The facility also offers various food court outlets and concession stands throughout the facility.

[****]

[****]